As filed with the Securities and Exchange Commission on December 8, 2009.       Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

GRUPO TMM, S.A.B.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

United Mexican States

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3010	Roman A. Bninski, Esq. Jeffrey N. Ostrager, Esq. Curtis, Mallet-Prevost, Colt & Mosle LLP 101 Park Avenue New York, New York 10178-0061

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing Ordinary Participation Certificates representing financial interests in nominative common shares of Grupo TMM, S.A.B.	100,000,000 American Depositary Shares	$5.00	$5,000,000	$279.00
Ordinary Participation Certificates representing financial interests in nominative common shares of Grupo TMM, S.A.B.	100,000,000 Ordinary Participation Certificates	$0	$0	$0 (2)

(1) For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

(2) Pursuant to Rule 457(k), the fee is computed on the basis that no fees or charges are to be imposed in connection with the issuance of Ordinary Participation Certificates.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

- # -

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet – American Depositary Shares

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 21 and 22

3. Fees and Charges	Articles number 7 and 8

Cross Reference Sheet – Ordinary Participation Certificates

Information about the Ordinary Participation Certificates required by Item 1 of Form F-6 is set forth in the Form of Receipt, Article 24.

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

- # -

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a(1).

Form of Amended and Restated Deposit Agreement dated as of ____________, 2009 among Grupo TMM, S.A.B., The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1(1).

a(2)

Form of Trust Agreement dated November 24, 1989 between Nacional Financiera, S.N.C., as grantor, and Nacional Financiera, S.N.C., as trustee, together with an English translation. – Filed herewith as Exhibit 1(2)

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. –  Not applicable.

d(1).

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4(1).

d(2).

Opinion of Juan Manuel Altamirano León, counsel for Nacional Financiera, S.N.C., as trustee, as to the legality of the securities to be registered. – Filed herewith as Exhibit 4(2).

e.

Certification under Rule 466. –  Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

- # -

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant with respect to the American Depositary Shares certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 8, 2009.

Legal entity created by the agreement for the issuance of depositary shares representing  Ordinary Participation Certificates representing financial interests in nominative common shares of Grupo TMM, S.A.B.

By:

The Bank of New York Mellon,

As Depositary

By:

  /s/ Joanne F. Di Giovanni

Name:    Joanne F. Di Giovanni

          Title:      Vice President

- # -

Pursuant to the requirements of the Securities Act of 1933, the registrant with respect to the Ordinary Participation Certificates certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on December 8, 2009.

Trust created by the Trust Agreement dated November 24, 1989 between Nacional Financiera, S.N.C., as grantor, and Nacional Financiera, S.N.C., as trustee.

By:

Nacional Financiera, S.N.C.,

As Trustee

By:

/s/ Juan Manuel Altamirano León
Name: Juan Manuel Altamirano León
Title:    Trustee Delegate

- # -

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico on December 8, 2009.

GRUPO TMM, S.A.B.

By: /s/ Fernando Sánchez Ugarte
Name: Fernando Sánchez Ugarte

         Title:   President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ José F. Serrano Segovia

/s/ Sergio Chedraui Eguia

Name: José F. Serrano Segovia

Name: Sergio Chedraui Eguia

Title: Director, Chairman of the Board

Title: Director

and Chief Executive Officer (Principal Executive Officer)

Date: August 13, 2009

Date: December 8, 2009

________________________

/s/ José Luis Ávalos del Moral

Name: Ramón Serrano Segovia

Name: José Luis Ávalos del Moral

Title: Director and First Vice-Chairman of the Board

Title: Director

Date:

Date: December 8, 2009

/s/ Maria Josefa Serrano Segovia

/s/ Fernando Sánchez Ugarte

Name: Maria Josefa Serrano Segovia

Name: Fernando Sánchez Ugarte

Title: Director and Second Vice-Chairman of the Board

Title: President

Date: December 8, 2009

Date: December 8, 2009

_________________________

/s/ Jacinto Marina Cortés

Name: José Luis Salas Cacho

Name: Jacinto Marina Cortés

Title: Director

Title: Chief Financial Officer

Date: __________________, 2009

(Principal Financial Officer)

Date: December 8, 2009

/s/ Ignacio Rodríguez Rocha

/s/ Carlos Pedro Aguilar Méndez

Name: Ignacio Rodríguez Rocha

Name: Carlos Pedro Aguilar Méndez

Title: Director

Title: Corporate Administrative Director

Date: December 8, 2009

(Principal Accounting Officer)

Date: December 8, 2009

Puglisi & Associates,

As Authorized U.S. Representative

By: /s/ Donald J. Puglisi

Name: Donald J. Puglisi

Title    Managing Director

Date:   December 8, 2009

_________________________

Name: Lorenzo Cué Sánchez Navarro

Title: Director

Date: ____________________, 2009

_________________________

Name:  Luis Martínez Argüello

Title: Director

Date: __________________, 2009

- # -

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1(1)

Form of Amended and Restated Deposit Agreement dated as of __________, 2009, among Grupo TMM, S.A.B., The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

1(2)	Form of Trust Agreement dated November 24, 1989 between Nacional Financiera, S.N.C., as grantor, and Nacional Financiera, S.N.C., as trustee, together with an English translation

4(1)	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

4(2)	Opinion of Juan Manuel Altamirano León, counsel for Nacional Financiera, S.N.C., as trustee, as to the legality of the securities to be registered.

- # -